Exhibit 99.1

Genius Group Remind Shareholders

on Key Dates to Redeem $10 Per Share NFT Coupon

SINGAPORE, February 23, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, reminds shareholders on the key dates to redeem their $10 per ordinary share Blockchain-based Digital Discount Coupon (NFT).

The Record Date for shareholders to claim the $10 per share NFT coupon is set for Tuesday, February 28, 2023. The Issue Date is scheduled for Wednesday, March 15, 2023 subject to Genius Group’s dual listing being approved. Shareholders have three months to claim their $10 NFT and six months to convert their NFT to GeniusU Genius Education Merits (GEMs). The shortlist of Genius Group courses and products that shareholders can convert their GEMs for is available in our Prospectus on our GeniusU website.

A detailed guide on how to claim the NFT will be released before the Issue Date.

Step One: RECORD DATE, February 28, 2023

To qualify for the NFT, shareholders must hold ordinary shares in GNS on the Record Date on Tuesday, February 28, 2023.

Step Two: ISSUE DATE, March 15, 2023 (subject to dual listing approval)

Shareholders must set up an account on Upstream by downloading the app at https://upstream.exchange/ and tapping Sign Up. Next, complete a short KYC identity verification process by tapping the settings icon at the top right of the home screen and tapping KYC. Subject to dual listing approval, shareholders will be able to start claiming their NFT from the Issue Date on Wednesday, March 15, 2023.

Step Three: REGISTRATION, February 15, 2023 to June 15, 2023

Shareholders can already register and create their account on Upstream, and will be able to claim their NFT from March 15, 2023 until June 15, 2023, after which their NFT expires.

Step Four: CONVERSION, March 15, 2023 to September 15, 2023

Shareholders can convert their NFT to GeniusU GEMs and redeem for products available in our Prospectus on our GeniusU website.

Step Five: CLOSE, September 15, 2023

Shareholders have six months through to September 15, 2023 to convert their NFT to GEMs and redeem before their GEMs expire.

The $10 NFT Coupon Plan together with Genius Group’s Dual Listing on Upstream was previously announced on February 2, 2023 on our Investor Relations website.

Details of the $10 NFT Coupon Plan, how it is designed to reward shareholders, and how it fits into Genius Group’s larger growth plans were discussed at the Company’s Investor Meeting held on February 15, 2023.

Roger Hamilton, CEO of Genius Group, stated “We are excited to be just days away from the Count Date for our $10 NFT coupon. It has taken less than 30 days from the announcement of the NFT token and we thank our partners at Upstream Exchange for the rapid turnaround of this initiative. With the $10 NFT coupons, our Investor community will have an opportunity to not just benefit from discounts on our entrepreneur and investor courses, but to connect on GeniusU, where they can join our Entrepreneur Campus or Investor Campus to connect with our 4.3 million students around the world. They also gain the additional benefit of participation in Upstream’s blockchain-powered stock exchange, where shares can be individually verified.”

“We are looking forward to the coming month, when we will have an opportunity to share more information and developments with our students, partners and investors at both our Lifelong Learning Summit on March 2-3 and our March Investor Meeting on March 15.”

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.3 million users in 200 countries, ranging from ages 0 to 100. For more information, please visit https://www.geniusgroup.net/

About Upstream

Upstream, a MERJ Exchange Market (merj.exchange), is a fully regulated global stock exchange for digital securities and NFTs. Powered by Horizon’s proprietary blockchain-powered matching engine technology, the platform enables users to trade NFTs, and invest in securities for IPOs, crowdfunded companies, U.S. & international equities, and celebrity ventures using the Upstream app. For more information, please visit https://upstream.exchange/. Upstream is currently accepting applications to dual list at https://upstream.exchange/getlisted.

Disclaimers:

This press release shall not constitute an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction where such offer or solicitation is not permitted.

NFTs received have no economic value, royalties, equity ownership, or dividends with exception of the $10 coupon being issued. NFTs are for utility, collection, redemption and display only.

Upstream is a MERJ Exchange market. MERJ Exchange is a licensed Securities Exchange, an affiliate of the World Federation of Exchanges, and a full member of ANNA. MERJ supports global issuers of traditional and digital securities through the entire asset life cycle from issuance to trading, clearing, settlement, and registry. It operates a fair and transparent marketplace in line with international best practices and principles of operations of financial markets. Upstream does not endorse or recommend any public or private securities bought or sold on its app. Upstream does not offer investment advice or recommendations of any kind. All services offered by Upstream are intended for self-directed clients who make their own investment decisions without aid or assistance from Upstream. All customers are subject to the rules and regulations of their jurisdiction. By accessing the site or app, you agreed to be bound by its terms of use and privacy policy. Company and security listings on Upstream are only suitable for investors who are familiar with and willing to accept the high risk associated with speculative investments, often in early and development stage companies. There can be no assurance the valuation of any particular company’s securities is accurate or in agreement with the market or industry comparative valuations. Investors must be able to afford market volatility and afford the loss of their investment. Companies listed on Upstream are subject to significant ongoing corporate obligations including, but not limited to disclosure, filings, and notification requirements, as well as compliance with applicable quantitative and qualitative listing standards.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 13, 2022. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com